CUSIP No. 29385B109	13D	Page 96 of 100

Exhibit 99.18

TRUSTEES

OF

THE TOWNSEND HDTV TRUST

Set forth below is a list of each trustee of the Townsend HDTV Trust setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Gary Townsend 30 Wilkinson Pl. Aurora ON, L4G 6K2	Trustee

Yvonne Woloszczuk 30 Wilkinson Pl. Aurora ON, L4G 6K2	Trustee

Jorin Gibson 30 Wilkinson Pl. Aurora ON, L4G 6K2	Trustee